AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 13, 1998

                                                     REGISTRATION NO. 333-_____
                                                     CIK# 910931

===============================================================================

                  SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549-1004
                        ----------------------
                        REGISTRATION STATEMENT
                                  ON
                               FORM S-6
                        ----------------------
              FOR REGISTRATION UNDER THE SECURITIES ACT
               OF 1933 OF SECURITIES OF UNIT INVESTMENT
                  TRUSTS REGISTERED ON FORM N-8B-2

A.  EXACT NAME OF TRUST:
               RANSON UNIT INVESTMENT TRUSTS, SERIES 63

B.  NAME OF DEPOSITOR:
                     RANSON & ASSOCIATES, INC.

C.  COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                    Ranson & Associates, Inc.
                  250 North Rock Road, Suite 150
                    Wichita, Kansas  67206-2241

D.  NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                    Copy to:
        ALEX R. MEITZNER                         MARK J. KNEEDY
     Ranson & Associates, Inc.               c/o Chapman and Cutler
  250 North Rock Road, Suite 150             111 West Monroe Street
    Wichita, Kansas  67206-2241             Chicago, Illinois  60603

E.  TITLE OF SECURITIES BEING REGISTERED:  Units of beneficial interest

F.  APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
           As soon as practicable after the effective date of the Registration Statement.

===============================================================================
The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration
Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                RANSON UNIT INVESTMENT TRUSTS, SERIES 63
                       ------------------------
                        CROSS-REFERENCE SHEET

             (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                     TO THE PROSPECTUS IN FORM S-6)

         Form N-8B-2                                                     Form S-6
         Item Number                                              Heading in Prospectus
            I.   ORGANIZATION AND GENERAL INFORMATION

1.  (a)   Name of trust                                       )   Prospectus front cover
    (b)   Title of securities issued                          )   Essential Information
2.  Name and address of each depositor                        )   Administration of the Trust
3.  Name and address of trustee                               )   Administration of the Trust
4.  Name and address of principal underwriters                )   *
5.  State of organization of trust                            )   The Fund
6.  Execution and termination of trust agreement              )   The Fund; Administration of the Trust
7.  Changes of name                                           )   The Fund
8.  Fiscal year                                               )   *
9.  Litigation                                                )   *

            II.   GENERAL DESCRIPTION OF THE TRUST AND
                         SECURITIES OF THE TRUST

10. (a)   Registered or bearer securities                     )   Unitholders
    (b)   Cumulative or distributive securities               )   The Fund
    (c)   Redemption                                          )   Redemption
    (d)   Conversion, transfer, etc.                          )   Unitholders; Market for Units
    (e)   Periodic payment plan                               )   *
    (f)   Voting rights                                       )   Unitholders
    (g)   Notice of certificateholders                        )   Investment Supervision; Administration of the Trust; Unitholders
    (h)   Consents required                                   )   Unitholders; Administration of the Trust
    (i)   Other provisions                                    )   Federal Tax Status
11. Type of securities comprising units                       )   The Fund; The Trust Portfolio; Portfolio
12. Certain information regarding periodic payment
      certificates                                            )   *
13. (a)   Load, fees, expenses, etc.                          )   Essential Information; Public Offering of Units;
                                                              )   Expenses of the Trust
    (b)   Certain information regarding periodic payment
          certificates                                        )   *
    (c)   Certain percentages                                 )   Essential Information; Public Offering of Units
    (d)   Certain other fees, etc. payable by holders         )   Unitholders
    (e)   Certain profits receivable by depositor, principal  )
          underwriters, trustee or affiliated persons         )   Expenses of the Trust; Public Offering of Units
    (f)   Ratio of annual charges to income                   )   *
14. Issuance of  trust's securities                           )   The Fund; Unitholders
15. Receipt and handling of payments from purchasers          )   *

                               -I-

16. Acquisition and disposition of underlying securities      )   The Fund; The Trust Portfolio; Investment Supervision;
                                                              )   Market for Units
17. Withdrawal or redemption                                  )   Redemption; Public Offering of Units
18. (a)   Receipt, custody and disposition of income          )   Unitholders
    (b)   Reinvestment of distributions                       )   Unitholders
    (c)   Reserves or special funds                           )   Expenses of the Trust
    (d)   Schedule of distributions                           )   *
19. Records, accounts and reports                             )   Unitholders; Redemption; Administration of the Trust
20. Certain miscellaneous provisions of trust agreement       )
    (a)   Amendment                                           )   Administration of the Trust
    (b)   Termination                                         )   Administration of the Trust
    (c)   and (d) Trustee, removal and successor              )   Administration of the Trust
    (e)   and (f) Depositor, removal and successor            )   Administration of the Trust
21. Loans to security holders                                 )   *
22. Limitations on liability                                  )   Administration of the Trust
23. Bonding arrangements                                      )   *
24. Other material provisions of trust agreement              )   *

        III.   ORGANIZATION, PERSONNEL AND AFFILIATED
                      PERSONS OF DEPOSITOR

25. Organization of depositor                                 )   Administration of the Trust
26. Fees received by depositor                                )   See Items 13(a) and 13(e)
27. Business of depositor                                     )   Administration of the Trust
28. Certain information as to officials and affiliated        )
    persons of depositor                                      )   Administration of the Trust
29. Voting securities of depositor                            )   Administration of the Trust
30. Persons controlling depositor                             )   Administration of the Trust
31. Payment by depositor for certain services rendered
    to trust                                                  )   *
32. Payment by depositor for certain other services
    rendered to trust                                         )   *
33. Remuneration of employees of depositor for certain
    services rendered to trust                                )   *
34. Remuneration of other persons for certain services
    rendered to trust                                         )   *

             IV.   DISTRIBUTION AND REDEMPTION

35. Distribution of Trust's securities by states              )   Public Offering of Units
36. Suspension of sales of trust's securities                 )   *
37. Revocation of authority to distribute                     )   *
38. (a)   Method of Distribution                              )   Public Offering of Units;
    (b)   Underwriting Agreements                             )   Market for Units;
    (c)   Selling Agreements                                  )   Public Offering of Units
39. (a)   Organization of principal underwriters              )   Administration of the Trust
    (b)   N.A.S.D. membership of principal underwriters       )
40. Certain fees received by principal underwriters           )   See items 13(a) and 13(e)
41. (a)   Business of principal underwriters                  )   Administration of the Trust
    (b)   Branch offices of principal underwriters            )   *
    (c)   Salesmen of principal underwriters                  )   *
42. Ownership of trust's securities by certain persons        )   *

                            -II-

43. Certain brokerage commissions received by principal
    underwriters                                              )   Public Offering of Units
44. (a)   Method of valuation                                 )   Public Offering of Units
    (b)   Schedule as to offering price                       )   *
    (c)   Variation in offering price to certain persons      )   Public Offering of Units
45. Suspension of redemption rights                           )   Redemption
46. (a)   Redemption valuation                                )   Redemption; Market for Units; Public Offering of Units
    (b)   Schedule as to redemption price                     )   *
47. Maintenance of position in underlying securities          )   Market for Units; Public Offering of Units; Redemption

     V.   INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN

48. Organization and regulation of trustee                    )   Administration of the Trust
49. Fees and expenses of trustee                              )   Expenses of the Trust
50. Trustee's lien                                            )   Expenses of the Trust

         VI.   INFORMATION CONCERNING INSURANCE OF
                     HOLDERS OF SECURITIES

51. Insurance of holders of trust's securities                )   Cover Page; Expenses of the Trust

               VII.   POLICY OF REGISTRANT

52. (a)   Provisions of trust agreement with respect to       )
          selection or elimination of underlying securities   )   The Fund; Investment Supervision
    (b)   Transactions involving elimination of underlying    )
          securities                                          )   The Fund; Investment Supervision
    (c)   Policy regarding substitution or elimination of     )
          underlying securities                               )   Investment Supervision
    (d)   Fundamental policy not otherwise covered            )   *
53. Tax status of Trust                                       )   Essential Information; Portfolio; Federal Tax Status

        VIII.   FINANCIAL AND STATISTICAL INFORMATION

54. Trust's securities during last ten years                  )   *
55.                                                           )
56. Certain information regarding periodic payment            )
    certificates                                              )   *
57.                                                           )
58.                                                           )
59. Financial statements (Instruction 1(c) to Form S-6)       )   *

* Inapplicable, answer negative or not required

                          -III-

             Preliminary Prospectus Dated January ____, 1998
                        Subject to Completion

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

RANSON UNIT INVESTMENT TRUST, SERIES 63

S&P SmallCap 600 Index Trust, Series 1 (the "Trust") was formed with the investment objective of obtaining capital appreciation through investment in a portfolio of equity securities of companies which comprise the Standard & Poor's 600 Composite Stock Price Index (the "Index"). By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. See "The Trust Portfolio." The Trust is not sponsored by or affiliated with Standard and Poor's. There is no assurance that the Trust will achieve its objective.

Units of the Trust are not deposits or obligations of, or guaranteed by, any bank and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



The investor is advised to read and retain this Prospectus for future reference.















                THE DATE OF THIS PROSPECTUS IS JANUARY 21, 1998.

SUMMARY

THE TRUST. S&P SmallCap 600 Index Trust, Series 1 (the "Trust") is a unit investment trust included in Ranson Unit Investment Trusts, Series 63 (the "Fund"), an investment company registered under the Investment Company Act of 1940. The Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the selection and weightings of stocks established by the S&P SmallCap 600 Index.* The initial deposit of Securities (including contracts) into each Trust will consist of at least 100 shares of each of the stocks which comprise the Index. Thereafter, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. During the initial deposit period the Sponsor will continue to deposit Securities (contracts for the purchase thereof), or cash with instructions to purchase such Securities, until at the end of such period the Trust comprises substantially all of the stocks in the Index, in substantially the same weightings as in the Index (the "Initial Adjustment Period"). The Sponsor estimates that the Initial Adjustment Period will last no longer than 30 days following the Initial Date of Deposit and could last as little as one day. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolio-Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units will fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation is, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolio").

The S&P 600 SmallCap Trust was formed with the investment objective of obtaining capital appreciation over the life of such Trust through investment in a portfolio of equity securities of substantially all of the companies which comprise the S&P 600 SmallCap Index. An indexing strategy attempts to track the performance of a specific market index. As part of an overall investment strategy, indexing may provide additional growth potential in an otherwise conservative portfolio and blend as a companion investment to hedge an aggressive equity strategy. There can be no assurance that the Trust's objective will be met because it may be impracticable for the Trust to duplicate or maintain precisely the relative weightings of the common stocks which comprise the Index or to purchase all of such stocks. Additionally, an investment in Units of the Trust include payment of sales charges, fees and expenses which are not considered in the total return of the Index.

Additional Units may be issued at any time by depositing in the Trust additional Securities, contracts to purchase additional Securities together with cash or irrevocable letters of credit, or cash with instructions to purchase additional Securities. As additional Units are issued by the Trust as a result of the deposit of additional Securities, the aggregate value of the Securities will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into the Trust from time to time following the Initial Date of Deposit, provided that such additional deposits will be in amounts which will maintain, as closely as practicable, the proportionate relationship among each Security in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately the same weighting of the then current components of the Index. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors or procedural policies of the Trust. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a

--------------------
* "S&P(Registered Trademark)", "Standard & Poor's(Registered Trademark)", "S&P 600" and "Standard & Poor's 600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Sponsor.

reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible. See "The Trust Fund."

Each Unit initially offered represents that undivided interest in the Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit during the initial offering period is based on the aggregate underlying value of the Securities, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by the Trust, plus a sales charge of 4.9% of the Public Offering Price (equivalent to 5.152% of the net amount invested). The secondary market Public Offering Price will be equal to the aggregate underlying value of the Securities, plus or minus a pro rata portion of the cash, if any, in the Income and Capital Accounts held or owned by the Trust, plus the sales charge indicated under "Public Offering of Units-Public Offering Price." The sales charge is reduced on a graduated scale for certain sales. The minimum purchase is $1,000.

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by the Trust will be distributed quarterly and any funds in the Capital Account will be distributed annually. See "Unitholders-Distributions to Unitholders."

REINVESTMENT. Each Unitholder may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the Trust without a sales charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Zurich Kemper Investments, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders-Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trust and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying value of the Securities in the Trust. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption-Computation of Redemption Price."

TERMINATION. No later than the date specified under the Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the Trust and it is expected that all Securities in the

Trust will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders will receive a cash distribution within a reasonable time after the Trust is terminated. See "Unitholders-Distributions to Unitholders" and "Administration of the Trust-Amendment and Termination."

RISK FACTORS. An investment in the Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. Additionally, it is anticipated that the identity and weighting of the stocks in the Index will change from time to time and the adverse financial condition of a company will not result directly in its elimination from the portfolio unless the company is removed from the Index. For risk considerations related to the Trust, see "Risk Factors."

RANSON UNIT INVESTMENT TRUSTS, SERIES 63

ESSENTIAL INFORMATION

AS OF JANUARY 20, 1998*
SPONSOR, SUPERVISOR AND EVALUATOR: RANSON & ASSOCIATES, INC.
             TRUSTEE: THE BANK OF NEW YORK
            LICENSOR: STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC.

                                                                             S&P 600
                                                                         SmallCap Trust
                                                                         --------------
Number of Units (1)                                                              ______
Fractional Undivided Interest Per Unit (1)                                    1/_______
Public Offering Price:
 Aggregate Value of Securities in Portfolio (2)                            $___________
 Aggregate Value of Securities per Unit                                    $    _______
 Plus Sales Charge of 4.9% (5.152% of net amount invested)                 $    _______
 Public Offering Price Per Unit (3)                                        $    _______
Redemption Price Per Unit and Sponsor's Initial
   Repurchase Price Per Unit                                               $    _______
Excess of Public Offering Price Per Unit over Redemption
   Price Per Unit and over Sponsor's Initial Repurchase Price Per Unit     $    _______
Estimated Annual Organizational Expense per Unit (4)                       $    _______

Minimum Value of a Trust under which Trust Agreement
   may be Terminated                                         40% of aggregate value of Securities at deposit
Liquidation Period                                           ____________ through ____________
Mandatory Termination Date                                   ____________
Supervisor's Annual Surveillance Fee                         Maximum of $_______ per Unit
Evaluator's Annual Evaluation Fee                            Maximum of $_______ per Unit
Trustee's Annual Fee                                         $_______ per Unit
Evaluation Time                                              3:15 p.m. Central Time
Record and Computation Dates (5)                             FIRST day of January, April, July and October
Distribution Dates (5)                                       FIFTEENTH day of January, April, July and
                                                             October

* The business day prior to the Initial Date of Deposit

--------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease from the amounts indicated above.

(2) Each Security is valued at the closing sale price on a national securities exchange or the Nasdaq National Market.

(3) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(4) The Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended this total organizational expenses will be amortized over a five year period or the life of the Trust if less than five years. See "Expenses of the Trust" and "Statement of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(5) Distributions from the Capital Account and capital gains distributions, if any, will normally be made in December, as required.

THE TRUST FUND

Ranson Unit Investment Trusts, Series 63 (the "Fund") includes one underlying unit investment trust designated as S&P SmallCap 600 Index Trust, Series 1 (the "Trust"). The Fund was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this prospectus (the "Initial Date of Deposit") between Ranson & Associates, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The S&P 600 SmallCap Trust contains common stocks issued by substantially all of the companies which comprise the S&P 600 SmallCap Index. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trust and described in the portfolio and any additional common stocks acquired and held by the Trust pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. This initial deposit into the Trust consisted of at least 100 shares of each of the stocks which comprise the Index. During the Initial Adjustment Period, the Sponsor intends to create and maintain a Trust portfolio which duplicates, to the extent practicable, the weightings of stocks which comprise the Index. The Sponsor anticipates that within the Initial Adjustment Period, the Trust will comprise the stocks in the Index in substantially the same weightings as in the Index.
In connection with any deposit of Securities, purchase and sale transactions will be effected in accordance with computer program output showing which Securities are under- or over-represented in the Trust portfolio. Neither the Sponsor nor the Trustee will exercise any investment discretion in connection with such transactions. Precise duplication of the relationship among the Securities in the Index may not be achieved because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Trust, but correlation between the performance of the Index and the Trust portfolio is expected to be between .97 and .99.

By investing in substantially all of the common stocks, in substantially the same proportions, which comprise the Index, the Trust seeks to produce investment results that generally correspond to the price and yield performance of the equity securities represented by the Index over the term of the Trust. Due to various factors discussed below, there can be no assurance that this objective will be met. An investment in Units should be made with an understanding that the Trust includes payments of sales charges, fees and expenses which may not be considered in public statements of the total return of the Index.

Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities in the Trust, contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities or cash (including a letter of credit) with instructions to purchase additional Securities, maintaining, as closely as practicable the same proportionate relationship among the Securities in the portfolio as reflected in the Index. Thus, although additional Units will be issued, each Unit will continue to represent approximately a weighting of the then current components of the Index at any such deposit. Precise duplication of the relationship among the Securities in the Trust may not be achieved because it may be economically impracticable as a result of certain economic factors and procedural policies of the Trust such as (1) price

--------------------
* Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

movements of the various Securities will not duplicate one another, (2) the Sponsor's current intention is to purchase shares of the Securities in round lot quantities only, (3) reinvestment of excess proceeds not needed to meet redemptions of Units may not be sufficient to acquire equal round lots of all the Securities and (4) reinvestment of proceeds received from Securities which are no longer components of the Index might not result in the purchase of an equal number of shares in any replacement Security. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

The Trust consists of (a) the Securities listed under the "Portfolio" as may continue to be held from time to time in the Trust (b) any additional Securities acquired and held by the Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts of the Trust. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in the Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in the Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of the Trust set forth under "Essential Information."

THE TRUST PORTFOLIO

The Trust portfolio will consist of as many of the S&P 600 SmallCap Index stocks as is feasible in order to achieve the Trust's objective of attempting to provide investment results that duplicate substantially the total return of the S&P 600 SmallCap Index. Following the Initial Adjustment Period, the Trust is expected to be invested in no less than 95% of the stocks comprising the Index. Although it may be impracticable for the Trust to own certain of such stocks at any time, the Sponsor expects to maintain a correlation between the performance of the Trust portfolio and that of the Index of between .97 and .99.
Adjustments to the Trust portfolio will be made on an ongoing basis in accordance with the computer program output to match the weightings of the Securities as closely as is feasible with their weightings in the Index as the Trust invests in new Securities in connection with the creation of additional Units, as companies are dropped from or added to the Index or as Securities are sold to meet redemptions. These adjustments will be made on the business day following the relevant transaction in accordance with computer program output showing which of the Securities are under- or over-represented in the Trust portfolio. Adjustments may also be made from time to time to maintain the appropriate correlation between the Trust and the Index. The proceeds from any sale will be invested in those Securities which the computer program indicates are most under-represented in the portfolio. See "Investment Supervision."

Due to changes in the composition of the S&P 600 SmallCap Index, adjustments to the Trust portfolio may be made from time to time. It is anticipated that most of such changes in the S&P 600 SmallCap Index will occur as a result of merger or acquisition activity. In such cases, the Trust, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Trustee is not permitted to accept any such offers until such time as the issuer has been removed from the Index. Since, in most cases, an issuer is removed from the Index only after the consummation of a merger or acquisition, it is anticipated that the Trust will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities as determined by the computer program output. Any securities received as consideration which are not included in the Index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities as determined by the computer program output.

In attempting to duplicate the proportionate relationships represented by the Index, the Sponsor does not anticipate purchasing or selling stock in quantities of less than round lots (100 shares). In addition, certain Securities may not be available in the quantities specified by the computer program. For these reasons, among others, precise duplication of the proportionate relationships in the Index may not be possible but will continue to be the goal of the Trust in connection with acquisitions or dispositions of Securities. See "Investment Supervision." As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor.

Investors should note that the Trust is not sponsored, endorsed or promoted by or affiliated with Standard & Poor's and Standard & Poor's make no representation, express or implied, to the Trust or Unitholders regarding the advisability of investing in an index investment or unit investment trusts generally or in the Trust specifically or the ability of the Index to track general stock market performance.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors-Certain Investment Considerations"), and past performance is no guarantee of future results.

THE S&P 600 SMALLCAP INDEX

The S&P 600 SmallCap Index is composed of 600 domestic stocks chosen for market size, liquidity (bid-asked spread, ownership, share turnover and number of no trade days) and industry group representation. As of _______________, the S&P 600 SmallCap Index was comprised of the following industry sectors: industrials (___%), Utilities (___%), Financials (____%) and Transportation (____%). As of _______________, the companies in the S&P 600 SmallCap Index were listed on the following stock exchanges in the amounts indicated: New York Stock Exchange-___ companies (___%), Nasdaq National Market-___ companies (___%) and American Stock Exchange-___ companies (___%). At present, the mean market capitalization of the companies in the S&P 600 SmallCap Index is approximately $____ million. As of _______________, the S&P 600 SmallCap Index had a total market value of $____ billion.

The following table depicts the Year-End Index Value for the S&P 600 SmallCap Index for the period shown. Investors should note that the table represents past performance of the S&P 600 SmallCap Index and not the past or future performance of the Trust (which includes certain fees and expenses). Past performance is, of course, no guarantee of future results. Stock prices fluctuated widely during the period and were higher at the end than at the beginning. The results shown should not be considered as a representation of the income yield or capital gain or loss which may be generated by the S&P 600 SmallCap Index in the future.

                                                   Average        Year-End
                                  Change in        Dividend      Index Value
                   Year-End         Index           Yield         Dividends
Year-End         Index Value*      For Year        For Year*     Reinvested**
--------         ------------    ------------    ------------    ------------
  1993              100.00                                          100.00
  1994               94.17          -5.83%           1.06%           95.23
  1995              121.10          28.60%           1.19%          123.76
  1996              145.48          20.13%           1.05%          150.14
  1997              181.16          24.53%           0.91%          188.56
--------------------

* Source: Standard & Poor's. The Index was developed with a base value of 100 as of December 31, 1993. Yields are obtained by dividing the aggregate cash dividends by the aggregate market value of the stocks in the index at the beginning of the period, assuming no reinvestment of dividends.

** Assumes that cash distributions on the securities which comprise the S&P
   600 SmallCap Index are treated as reinvested in the S&P 600 SmallCap Index as of the end of each month following the payment of the dividend. Because the Trust is sold to the public at net asset value plus the applicable sales charge and the expenses of the Trust are deducted before making distributions to Unitholders, investment in the Trust would have resulted in investment performance to Unitholders somewhat reduced from that reflected in the above table. In addition certain Unitholders may not elect to purchase additional Units pursuant to the Trust's reinvestment plan, and to that extent cash distributions representing dividends on the index stocks may not be reinvested in other index stocks.

The weightings of stocks in the S&P 600 SmallCap Index are primarily based on each stock's relative total market value; that is, its market price per share times the number of shares outstanding. Stocks are generally selected for the portfolio in the order of their weightings in the S&P 600 SmallCap Index, beginning with the heaviest-weighted stocks. It is anticipated that at the end of the Initial Adjustment Period, the percentage of the Trust's assets invested in each stock will be approximately the same as the percentage it represents in the S&P 600 SmallCap Index.

The Trust has entered into a license agreement with Standard & Poor's (the "License Agreement"), under which the Trust is granted licenses to use the trademark and tradename "S&P 600" and other trademarks and tradenames, to the extent the Sponsor deems appropriate and desirable under federal and state securities laws to indicate the source of the index as a basis for determining the composition of the Trust's portfolio. As consideration for the grant of the license, the Trust will pay to Standard & Poor's an annual fee equal to .02% of the average net asset value of the Trust (or, if greater, $10,000). The License Agreement permits the Trust to substitute another index for the S&P 600 SmallCap Index in the event that Standard & Poor's ceases to compile and publish that index. In addition, if the index ceases to be compiled or made available or the anticipated correlation between the Trust and the index is not maintained, the Sponsor may direct that the Trust continue to be operated using the S&P 600 SmallCap Index as it existed on the last date on which it was available or may direct that the Trust Agreement be terminated (see "Administration of the Trust-Amendment and Termination").

Neither the Trust nor the Unitholders are entitled to any rights whatsoever under the foregoing licensing arrangements or to use any of the covered trademarks or to use the S&P 600 SmallCap Index, except as specifically described herein or as may be specified in the Trust Agreement.

The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's ("S&P"). S&P makes no representation or warranty, express or implied, to the owners of the Trust or any member of the public regarding the advisability of investing in securities generally or in the Trust particularly or the ability of the S&P 600 SmallCap Index to track general stock market performance. S&P's only relationship to the Licensee is the licensing of certain trademarks and trade names of S&P and of the S&P 600 SmallCap Index which is determined, composed and calculated by S&P without regard to the Licensee or the Trust. S&P has no obligation to take the needs of the Licensee or the owners of the Trust into consideration in determining, composing or calculating the S&P 600 SmallCap Index. S&P is not responsible for and has not participated in the determination of the prices and amount of the Trust or the timing of the issuance or sale of the Trust or in the determination or calculation of the equation by which the Trust is to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Trust.

S&P does not guarantee the accuracy and/or the completeness of the S&P 600 SmallCap Index or any data included therein and S&P shall have no liability for any errors, omissions, or interruptions therein. S&P makes no warranty, express or implied, as to results to be obtained by the Sponsor, the Trust, any person or any entity from the use of the S&P 600 SmallCap Index or any data included therein. S&P makes no express or implied warranties, and expressly disclaims all warranties of merchantability or fitness for a particular purpose or use, with respect to the S&P 600 SmallCap Index or any data included therein.
Without limiting any of the foregoing, in no event shall S&P have any liability for any special, punitive, indirect, or consequential damages (including lost profits), even if notified of the possibility of such damages. "Standard & Poor's(Registered Trademark)", "S&P(Registered Trademark)", "S&P 600(Registered Trademark)", "Standard & Poor's 600", and "600" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by the Trust. The Trust is not sponsored, endorsed, sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Trust.

RISK FACTORS

An investment in Units of the Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the Trust have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding.
The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trust to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national securities exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Securities are limited or absent.

The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional Securities, or cash (including a letter of credit) with instructions to purchase additional Securities, in the Trust and the issuance of a corresponding number of additional Units. If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the cash deposit and the purchase of the Securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the Securities as close to the Evaluation Time or as close to the evaluation prices as possible.

From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trust or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

The Trust has elected and intends to qualify on a continuing basis for special federal income tax treatment as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"). If the Trust so qualifies and timely distributes to Unitholders 90% or more of its taxable income (without regard to its net capital gain, i. e., the excess of its net long-term capital gain over its net short-term capital loss), it will not be subject to federal income tax on the portion of its taxable income (including any net capital gain) that it distributes to Unitholders. In addition, to the extent the Trust timely distributes to Unitholders at least 98% of its taxable income (including any net capital gain), it will not be subject to the 4% excise tax on certain undistributed income of "regulated investment companies."
Because the Trust intends to timely distribute its taxable income (including any net capital gain), it is anticipated that the Trust will not be subject to federal income tax or the excise tax. Although all or a portion of the Trust's taxable income (including any net capital gain) for the taxable year may be distributed to Unitholders shortly after the end of the calendar year, such a distribution will be treated for federal income tax purposes as having been received by Unitholders during the calendar year just ended.

Distributions to Unitholders of the Trust's taxable income (other than its net capital gain) will be taxable as ordinary income to Unitholders. To the extent that distributions to a Unitholder in any year exceed the Trust's current and accumulated earnings and profits, they will be treated as a return of capital and will reduce the Unitholder's basis in his Units and, to the extent that they exceed his basis, will be treated as a gain from the sale of his Units as discussed below.

Distributions of the Trust's net capital gain which are properly designated as capital gain dividends by the Trust will be taxable to Unitholders as long-term capital gain, regardless of the length of time the Units have been held by a Unitholder. A Unitholder may recognize a taxable gain or loss if the Unitholder sells or redeems his Units. Any gain or loss arising from (or treated as arising from) the sale or redemption of Units will generally be a capital gain or loss, except in the case of a dealer or a financial institution. For taxpayers other than corporations, net capital gains are presently subject to a maximum stated marginal tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. A capital loss is long-term if the asset is held for more than one year and short-term if held for one year or less. If a Unitholder holds Units for six months or less and subsequently sells such Units at a loss, the loss will be treated as a long-term capital loss to the extent that any long-term capital gain distribution is made with respect to such Units during the six-month period or less that the Unitholder owns the Units.

The Revenue Reconciliation Act of 1993 (the "Act") raised tax rates on ordinary income while capital gains remain subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Act, the Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Distributions which are taxable as ordinary income to Unitholders will constitute dividends for federal income tax purposes. When Units are held by corporate Unitholders, Trust distributions may qualify for the 70% dividends-received deduction, subject to the limitations otherwise applicable to the availability of the deduction, to the extent the distribution is attributable to dividends received by the Trust from United States corporations (other than real estate investment trusts) and is designated by such Trust as being eligible for such deduction. To the extent dividends received by the Trust are attributable to foreign corporations, a corporation that owns Units will not be entitled to the dividends-received deduction with respect to its pro rata portion of such dividends, since the dividends-received deduction is generally available only with respect to dividends paid by domestic corporations. The Trust will provide each Unitholder with information annually concerning what part of Trust distributions are eligible for the dividends-received deduction.

Under the Code, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses, will be deductible by individuals only to the extent they exceed 2% of adjusted gross income. Miscellaneous itemized deductions subject to this limitation under present law do not include expenses incurred by the Trust so long as the Units are held by or for 500 or more persons at all times during the taxable year or another exception is met. In the event the Units are held by fewer than 500 persons, additional taxable income may be realized by the individual (and other noncorporate) Unitholders in excess of the distributions received by the Trust.

Distributions reinvested into additional Units of the Trust will be taxed to a Unitholder in the manner described above (i. e., as ordinary income, long-term capital gain or as a return of capital).

Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back- up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

The federal tax status of each year's distributions will be reported to Unitholders and to the Internal Revenue Service. The foregoing discussion relates only to the federal income tax status of the Trust and to the tax treatment of distributions by the Trust to United States Unitholders. Distributions by the Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers. Units in the Trust and Trust distributions may also be subject to state and local taxation and Unitholders should consult their own tax advisers in this regard.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. During the initial offering period, Units of the Trust are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. In the secondary market, Units are offered at the Public Offering Price (which is based on the aggregate underlying value of the Securities and includes a sales charge of 4.9% of the Public Offering Price which charge is equivalent to 5.152% of the net amount invested) plus a pro rata share of any accumulated dividends in the Income Account of the Trust. Such underlying value shall also include the proportionate share of any undistributed cash held in the Capital Account of the Trust.

The sales charge per Unit in both the primary and secondary market will be reduced pursuant to the following graduated schedule:


                                   PERCENT OF       PERCENT OF NET
NUMBER OF UNITS*                 OFFERING PRICE     AMOUNT INVESTED
----------------                 --------------     ---------------
Less than 10,000                       4.9%             5.152%
10,000-24,999                          4.5              4.712
25,000-49,999                          4.3              4.493
50,000-99,999                          3.5              3.627
100,000 or more                        3.0              3.093
--------------------

* The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

An investor may aggregate purchases of Units of the Trust for purposes of qualifying for the volume purchase discounts listed above. The reduced sales charge structure will apply on all purchases of Units in the Trust by the same person on any one day from any one dealer. Additionally, Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed, for purposes of calculating the applicable sales charge, to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for a single trust estate or single fiduciary account.

A purchaser desiring to purchase during a 13 month period $500,000 or more of any combination of series of Ranson Unit Investment Trusts may qualify for a reduced sales charge by signing a nonbinding Letter of Intent with any single broker-dealer. After signing a Letter of Intent, at the date total purchases, less redemptions, of units of any combination of series of Ranson Unit Investment Trusts by a purchaser (including units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age) exceed $500,000, the selling broker-dealer, bank or other will credit the unitholder with cash as a retroactive reduction of the sales charge on such units equal to the amount which would have been paid for the total aggregated sale amount. If a purchaser does not complete the required purchases under the Letter of Intent within the 13 month period, no such retroactive sales charge reduction shall be made. To qualify as a purchase under a Letter of Intent each purchase of units of Ranson Unit Investment Trusts must equal or exceed $100,000.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units" below) by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any series of the Trust or any series of Defined Growth Strategy 5 and Defined Growth Strategy 10 may utilize their redemption or termination proceeds to purchase Units of the Trust subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trust may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trust subject to a reduced sales charge of 3% of the Public Offering Price (3.093% of the net amount invested).

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such underlying value shall include the proportionate share of any cash held in the Capital Account. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of the Evaluation Time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Redemption-Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of the Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trust and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust. These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

                                                              PRIMARY MARKET
                                                            FIRM SALES OR SALE
                                        REGULAR                 ARRANGEMENTS
                                     CONCESSION OR         (VOLUME CONCESSIONS IN
                                         AGENCY                  $1,000$)**
NUMBER OF UNITS*                       COMMISSION        $500-$999     $1,000 OR MORE
----------------                     -------------       ---------     --------------
Less than 10,000                          3.60%             3.80%          4.00%
10,000 but less than 25,000               3.30              3.50           3.60
25,000 but less than 50,000               3.20              3.40           3.50
50,000 but less than 100,000              2.50              2.60           2.70
100,000 or more                           2.00              2.10           2.20
--------------------

* The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

** Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales arrangement levels of at least $500,000. After a firm has met the minimum $500,000 volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the $500,000 level, and may continue to be given during the entire initial offering period. Only sales through Ranson qualify for volume discounts and secondary purchases do not apply. Ranson & Associates reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to the Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolio." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trust offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the value of the underlying Securities. Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for a Trust, determined as set forth below under "Computation of Redemption Price," as of the Evaluation Time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust. The Trustee is empowered to sell Securities in order to make funds available for the redemption of Units. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

To the extent that Securities are sold, the size and diversity of the Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the last sale price of the Securities. On the Initial Date of Deposit, the Public Offering Price per Unit (which includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." The Redemption Price per Unit is the pro rata share of each Unit in the Trust determined on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the Securities less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the

Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or Nasdaq, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. See "Public Offering of Units-Public Offering Price."

RETIREMENT PLANS

The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trust will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete a Ranson UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption-General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to the minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Income received by a Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the 15th day of January, April, July and October of each year on a pro rata basis to Unitholders of record as of the preceding record date (which will be the first day of the related month). All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the Securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units.
The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date.
Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trust at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust (as determined on the basis set forth under "Expenses of the Trust"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the Trust without a sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Zurich Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Zurich Kemper-advised mutual funds generally will differ significantly from those of the Trust, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders-Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of the Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders. The accountants' report will be furnished by the Trustee to any Unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of the Trust a statement, covering the calendar year, setting forth:

(A)  As to the Income Account:

  (1)  Income received;

  (2) Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

  (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(B)  As to the Capital Account:

  (1) The dates of disposition of any Securities and the net proceeds received therefrom;

  (2) Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

  (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

(C)  The following information:

  (1) A list of the Securities as of the last business day of such calendar year;

  (2) The number of Units outstanding on the last business day of such calendar year;

  (3) The Redemption Price based on the last evaluation made during such calendar year;

  (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate the Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the Trust.

No Unitholder shall have the right to control the operation and management of the Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of the Trust.

INVESTMENT SUPERVISION

The Trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolio of the Trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolio.

As a general rule, the only purchases and sales that will be made with respect to the Trust's portfolio will be those necessary to maintain, to the extent feasible, a portfolio which reflects the current components of the Index, taking into consideration redemptions, sales of additional Units and the other adjustments referred to elsewhere in this prospectus. See "Trust Portfolio." Such purchases and sales will be made in accordance with the computer program utilized to maintain the portfolio, the Trust Agreement and procedures to be specified by the Sponsor. The Sponsor may direct the Trustee to dispose of Securities and either to acquire other Securities through the use of the proceeds of such disposition in order to make changes in the portfolio or to distribute the proceeds of such disposition to Unitholders (i) as necessary to reflect any additions to or deletions from the Index, (ii) as may be necessary to establish a closer correlation between the Trust portfolio and the Index or
(iii) as may be required for purposes of distributing to Unitholders, when required, their pro rata share of any net realized capital gains or as the Sponsor may otherwise determine. As a policy matter, the Sponsor currently intends to direct the Trustee to acquire round lots of shares of the Securities rather than odd lot amounts. Any funds not used to acquire round lots will be held for future purchases of shares, for redemptions of Units or for distributions to Unitholders. In the event the Trustee receives any securities or other properties relating to the Securities (other than normal dividends) acquired in exchange for Securities such as those acquired in connection with a reorganization, recapitalization, merger or other transaction, the Trustee is directed to sell such securities or other property and reinvest the proceeds in shares of the Security for which such securities or other property relates, or if such Security is thereafter removed from the Index, in any new security which is added as a component of the Index. In addition, the Sponsor will instruct the Trustee to dispose of certain Securities and to take such further action as may be needed from time to time to ensure that the Trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Internal Revenue Code, and as may be needed from time to time to avoid the imposition of any excise tax on the Trust as a regulated investment company.

Proceeds from the sale of Securities (or any securities or other property received by the Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Trust Fund" for failed securities and as provided herein, the acquisition by the Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from the Trust for the purpose of redeeming Units tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUST

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in the Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. If the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, the Sponsor may remove the Trustee and appoint a successor as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the

United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. Ranson & Associates, Inc., the Sponsor of the Trust, is an investment banking firm created in 1995 by a number of former owners and employees of Ranson Capital Corporation. On November 26, 1996, Ranson & Associates, Inc. purchased all existing unit investment trusts sponsored by EVEREN Securities, Inc. Accordingly, Ranson & Associates is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Ranson & Associates, is also the sponsor and successor sponsor of Series of The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. Ranson & Associates, Inc. is the successor to a series of companies, of first of which was originally organized in Kansas in 1935. During its history, Ranson & Associates, Inc. and its predecessors have been active in public and corporate finance and have sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Ranson & Associates, Inc., which is a member of the National Association of Securities Dealers, Inc., is the Sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The Sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trust. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. Ranson & Associates, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor.
Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of the Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of the Trust. In no event shall the Trust Agreement be amended to increase the number of Units issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in the Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that the Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in the Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of the Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities-based on the value at the date of deposit of such Securities into the Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. The Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In addition, the Sponsor may terminate the Trust if the Index is no longer maintained.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of the Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after the Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of the Trust, written notice thereof will be sent by the Trustee to all Unitholders of the Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in the Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the Trust.

The Sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of the Trust at approximately the time of the Mandatory Termination Date. If the Sponsor does offer such units for sale, Unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales charge. There is, however, no assurance that units of any new series of the Trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUST

The Sponsor will not charge the Trust any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trust.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year. The Trustee's fee which is calculated monthly is based on the largest number of Units of the Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account.
The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to the Trust is expected to result from the use of these funds.

In its capacity as Supervisor, the Sponsor will charge the Trust a surveillance fee for services performed for the Trust in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the Trust outstanding as of the January record date for any annual period.

For evaluation of the Securities, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units of the Trust outstanding during the calendar year for which such compensation relates.

The Trustee's fee, Supervisor's fee and Evaluator's fee are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The Licensor receives an annual fee from the Trust equal to the greater of .02% of the average net asset value of the Trust or $10,000. This fee covers the license to the Trust of the use of various trademarks and trade names as described under "The S&P 600 SmallCap Index."

Expenses incurred in establishing the Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by the Trust (out of the Capital Account) and it is intended that such expenses be amortized over a five year period or the life of the Trust if less than five years. The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee's extraordinary services;
(b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status."

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT AUDITORS

The statement of net assets, including the Trust portfolio, of the Trust at the Initial Date of Deposit, appearing in this Prospectus and Registration Statement have been audited by Allen, Gibbs & Houlik, L.C., independent auditors, as set forth in their report appearing elsewhere herein, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.
                               --------------------

REPORT OF INDEPENDENT AUDITORS

UNITHOLDERS
RANSON UNIT INVESTMENT TRUSTS, SERIES 63

We have audited the accompanying statement of net assets, including the Trust portfolio, of Ranson Unit Investment Trusts, Series 63, as of January 21, 1998. The statement of net assets is the responsibility of the Sponsor. Our responsibility is to express an opinion on the statement of net assets based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets is free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the statement of net assets. Our procedures included confirmation of a letter of credit or cash deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of net assets presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of net assets referred to above presents fairly, in all material respects, the financial position of Ranson Unit Investment Trusts, Series 63 as of January 21, 1998, in conformity with generally accepted accounting principles.



                                ALLEN, GIBBS & HOULIK, L.C.

Wichita, Kansas
January 21, 1998

RANSON UNIT INVESTMENT TRUSTS, SERIES 63

STATEMENTS OF CONDITION
AT THE OPENING OF BUSINESS ON JANUARY 21, 1998, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY
                                                  S&P 600
                                              SmallCap Trust
                                              --------------
Contracts to purchase Securities (1) (2)           $_______
Organizational costs (3)                            _______
Total                                              $_______

NUMBER OF UNITS                                     _______

LIABILITY AND INTEREST OF UNITHOLDERS
Liability-
 Accrued organizational costs (3)                  $_______
Interest of Unitholders-
 Cost to investors (4)                              _______
 Less:  Gross underwriting commission (4)           _______
 Net interest to Unitholders (1) (2) (4)            _______
     Total                                         $_______

--------------------
Notes:

(1) Aggregate cost of the Securities is based on the last sale price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York or cash has been deposited with the Trustee covering the funds (aggregating $_________) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) The Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years or the life of the Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $25,000,000 each. To the extent the Trust is larger or smaller, the estimate will vary.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1

PORTFOLIO AS OF JANUARY 21, 1998

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
     1                                                   100
     2                                                   100
     3                                                   100
     4                                                   100
     5                                                   100
     6                                                   100
     7                                                   100
     8                                                   100
     9                                                   100
    10                                                   100
    11                                                   100
    12                                                   100
    13                                                   100
    14                                                   100
    15                                                   100
    16                                                   100
    17                                                   100
    18                                                   100
    19                                                   100
    20                                                   100
    21                                                   100
    22                                                   100
    23                                                   100
    24                                                   100
    25                                                   100
    26                                                   100
    27                                                   100
    28                                                   100
    29                                                   100
    30                                                   100
    31                                                   100
    32                                                   100
    33                                                   100
    34                                                   100
    35                                                   100
    36                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
    37                                                   100
    38                                                   100
    39                                                   100
    40                                                   100
    41                                                   100
    42                                                   100
    43                                                   100
    44                                                   100
    45                                                   100
    46                                                   100
    47                                                   100
    48                                                   100
    49                                                   100
    50                                                   100
    51                                                   100
    52                                                   100
    53                                                   100
    54                                                   100
    55                                                   100
    56                                                   100
    57                                                   100
    58                                                   100
    59                                                   100
    60                                                   100
    61                                                   100
    62                                                   100
    63                                                   100
    64                                                   100
    65                                                   100
    66                                                   100
    67                                                   100
    68                                                   100
    69                                                   100
    70                                                   100
    71                                                   100
    72                                                   100
    73                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
    74                                                   100
    75                                                   100
    76                                                   100
    77                                                   100
    78                                                   100
    79                                                   100
    80                                                   100
    81                                                   100
    82                                                   100
    83                                                   100
    84                                                   100
    85                                                   100
    86                                                   100
    87                                                   100
    88                                                   100
    89                                                   100
    90                                                   100
    91                                                   100
    92                                                   100
    93                                                   100
    94                                                   100
    95                                                   100
    96                                                   100
    97                                                   100
    98                                                   100
    99                                                   100
   100                                                   100
   101                                                   100
   102                                                   100
   103                                                   100
   104                                                   100
   105                                                   100
   106                                                   100
   107                                                   100
   108                                                   100
   109                                                   100
   110                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   111                                                   100
   112                                                   100
   113                                                   100
   114                                                   100
   115                                                   100
   116                                                   100
   117                                                   100
   118                                                   100
   119                                                   100
   120                                                   100
   121                                                   100
   122                                                   100
   123                                                   100
   124                                                   100
   125                                                   100
   126                                                   100
   127                                                   100
   128                                                   100
   129                                                   100
   130                                                   100
   131                                                   100
   132                                                   100
   133                                                   100
   134                                                   100
   135                                                   100
   136                                                   100
   137                                                   100
   138                                                   100
   139                                                   100
   140                                                   100
   141                                                   100
   142                                                   100
   143                                                   100
   144                                                   100
   145                                                   100
   146                                                   100
   147                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   148                                                   100
   149                                                   100
   150                                                   100
   151                                                   100
   152                                                   100
   153                                                   100
   154                                                   100
   155                                                   100
   156                                                   100
   157                                                   100
   158                                                   100
   159                                                   100
   160                                                   100
   161                                                   100
   162                                                   100
   163                                                   100
   164                                                   100
   165                                                   100
   166                                                   100
   167                                                   100
   168                                                   100
   169                                                   100
   170                                                   100
   171                                                   100
   172                                                   100
   173                                                   100
   174                                                   100
   175                                                   100
   176                                                   100
   177                                                   100
   178                                                   100
   179                                                   100
   180                                                   100
   181                                                   100
   182                                                   100
   183                                                   100
   184                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   185                                                   100
   186                                                   100
   187                                                   100
   188                                                   100
   189                                                   100
   190                                                   100
   191                                                   100
   192                                                   100
   193                                                   100
   194                                                   100
   195                                                   100
   196                                                   100
   197                                                   100
   198                                                   100
   199                                                   100
   200                                                   100
   201                                                   100
   202                                                   100
   203                                                   100
   204                                                   100
   205                                                   100
   206                                                   100
   207                                                   100
   208                                                   100
   209                                                   100
   210                                                   100
   211                                                   100
   212                                                   100
   213                                                   100
   214                                                   100
   215                                                   100
   216                                                   100
   217                                                   100
   218                                                   100
   219                                                   100
   220                                                   100
   221                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   222                                                   100
   223                                                   100
   224                                                   100
   225                                                   100
   226                                                   100
   227                                                   100
   228                                                   100
   229                                                   100
   230                                                   100
   231                                                   100
   232                                                   100
   233                                                   100
   234                                                   100
   235                                                   100
   236                                                   100
   237                                                   100
   238                                                   100
   239                                                   100
   240                                                   100
   241                                                   100
   242                                                   100
   243                                                   100
   244                                                   100
   245                                                   100
   246                                                   100
   247                                                   100
   248                                                   100
   249                                                   100
   250                                                   100
   251                                                   100
   252                                                   100
   253                                                   100
   254                                                   100
   255                                                   100
   256                                                   100
   257                                                   100
   258                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   259                                                   100
   260                                                   100
   261                                                   100
   262                                                   100
   263                                                   100
   264                                                   100
   265                                                   100
   266                                                   100
   267                                                   100
   268                                                   100
   269                                                   100
   270                                                   100
   271                                                   100
   272                                                   100
   273                                                   100
   274                                                   100
   275                                                   100
   276                                                   100
   277                                                   100
   278                                                   100
   279                                                   100
   280                                                   100
   281                                                   100
   282                                                   100
   283                                                   100
   284                                                   100
   285                                                   100
   286                                                   100
   287                                                   100
   288                                                   100
   289                                                   100
   290                                                   100
   291                                                   100
   292                                                   100
   293                                                   100
   294                                                   100
   295                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   296                                                   100
   297                                                   100
   298                                                   100
   299                                                   100
   300                                                   100
   301                                                   100
   302                                                   100
   303                                                   100
   304                                                   100
   305                                                   100
   306                                                   100
   307                                                   100
   308                                                   100
   309                                                   100
   310                                                   100
   311                                                   100
   312                                                   100
   313                                                   100
   314                                                   100
   315                                                   100
   316                                                   100
   317                                                   100
   318                                                   100
   319                                                   100
   320                                                   100
   321                                                   100
   322                                                   100
   323                                                   100
   324                                                   100
   325                                                   100
   326                                                   100
   327                                                   100
   328                                                   100
   329                                                   100
   330                                                   100
   331                                                   100
   332                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   333                                                   100
   334                                                   100
   335                                                   100
   336                                                   100
   337                                                   100
   338                                                   100
   339                                                   100
   340                                                   100
   341                                                   100
   342                                                   100
   343                                                   100
   344                                                   100
   345                                                   100
   346                                                   100
   347                                                   100
   348                                                   100
   349                                                   100
   350                                                   100
   351                                                   100
   352                                                   100
   353                                                   100
   354                                                   100
   355                                                   100
   356                                                   100
   357                                                   100
   358                                                   100
   359                                                   100
   360                                                   100
   361                                                   100
   362                                                   100
   363                                                   100
   364                                                   100
   365                                                   100
   366                                                   100
   367                                                   100
   368                                                   100
   369                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   370                                                   100
   371                                                   100
   372                                                   100
   373                                                   100
   374                                                   100
   375                                                   100
   376                                                   100
   377                                                   100
   378                                                   100
   379                                                   100
   380                                                   100
   381                                                   100
   382                                                   100
   383                                                   100
   384                                                   100
   385                                                   100
   386                                                   100
   387                                                   100
   388                                                   100
   389                                                   100
   390                                                   100
   391                                                   100
   392                                                   100
   393                                                   100
   394                                                   100
   395                                                   100
   396                                                   100
   397                                                   100
   398                                                   100
   399                                                   100
   400                                                   100
   401                                                   100
   402                                                   100
   403                                                   100
   404                                                   100
   405                                                   100
   406                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   407                                                   100
   408                                                   100
   409                                                   100
   410                                                   100
   411                                                   100
   412                                                   100
   413                                                   100
   414                                                   100
   415                                                   100
   416                                                   100
   417                                                   100
   418                                                   100
   419                                                   100
   420                                                   100
   421                                                   100
   422                                                   100
   423                                                   100
   424                                                   100
   425                                                   100
   426                                                   100
   427                                                   100
   428                                                   100
   429                                                   100
   430                                                   100
   431                                                   100
   432                                                   100
   433                                                   100
   434                                                   100
   435                                                   100
   436                                                   100
   437                                                   100
   438                                                   100
   439                                                   100
   440                                                   100
   441                                                   100
   442                                                   100
   443                                                   100
   444                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   445                                                   100
   446                                                   100
   447                                                   100
   448                                                   100
   449                                                   100
   450                                                   100
   451                                                   100
   452                                                   100
   453                                                   100
   454                                                   100
   455                                                   100
   456                                                   100
   457                                                   100
   458                                                   100
   459                                                   100
   460                                                   100
   461                                                   100
   462                                                   100
   463                                                   100
   464                                                   100
   465                                                   100
   466                                                   100
   467                                                   100
   468                                                   100
   469                                                   100
   470                                                   100
   471                                                   100
   472                                                   100
   473                                                   100
   474                                                   100
   475                                                   100
   476                                                   100
   477                                                   100
   478                                                   100
   479                                                   100
   480                                                   100
   481                                                   100
   482                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   483                                                   100
   484                                                   100
   485                                                   100
   486                                                   100
   487                                                   100
   488                                                   100
   489                                                   100
   490                                                   100
   491                                                   100
   492                                                   100
   493                                                   100
   494                                                   100
   495                                                   100
   496                                                   100
   497                                                   100
   498                                                   100
   499                                                   100
   500                                                   100
   501                                                   100
   502                                                   100
   503                                                   100
   504                                                   100
   505                                                   100
   506                                                   100
   507                                                   100
   508                                                   100
   509                                                   100
   510                                                   100
   511                                                   100
   512                                                   100
   513                                                   100
   514                                                   100
   515                                                   100
   516                                                   100
   517                                                   100
   518                                                   100
   519                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   520                                                   100
   521                                                   100
   522                                                   100
   523                                                   100
   524                                                   100
   525                                                   100
   526                                                   100
   527                                                   100
   528                                                   100
   529                                                   100
   530                                                   100
   531                                                   100
   532                                                   100
   533                                                   100
   534                                                   100
   535                                                   100
   536                                                   100
   537                                                   100
   538                                                   100
   539                                                   100
   540                                                   100
   541                                                   100
   542                                                   100
   543                                                   100
   544                                                   100
   545                                                   100
   546                                                   100
   547                                                   100
   548                                                   100
   549                                                   100
   550                                                   100
   551                                                   100
   552                                                   100
   553                                                   100
   554                                                   100
   555                                                   100
   556                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   557                                                   100
   558                                                   100
   559                                                   100
   560                                                   100
   561                                                   100
   562                                                   100
   563                                                   100
   564                                                   100
   565                                                   100
   566                                                   100
   567                                                   100
   568                                                   100
   569                                                   100
   570                                                   100
   571                                                   100
   572                                                   100
   573                                                   100
   574                                                   100
   575                                                   100
   576                                                   100
   577                                                   100
   578                                                   100
   579                                                   100
   580                                                   100
   581                                                   100
   582                                                   100
   583                                                   100
   584                                                   100
   585                                                   100
   586                                                   100
   587                                                   100
   588                                                   100
   589                                                   100
   590                                                   100
   591                                                   100
   592                                                   100
   593                                                   100

RANSON UNIT INVESTMENT TRUSTS, SERIES 63
S&P SMALLCAP 600 INDEX TRUST, SERIES 1-CONTINUED

                                                                                    Theoretical
                                                                                   Percentage (%)
Portfolio                                                                            of Total
   No.        Symbol     Company Name (1)               Shares     Cost($)(1)     Market Value (2)
---------     ------     ----------------               ------     ----------     ----------------
   594                                                   100
   595                                                   100
   596                                                   100
   597                                                   100
   598                                                   100
   599                                                   100
   600                                                   100
                                                                   ---------

                                                                   =========

NOTES TO PORTFOLIOS

(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on January 20, 1998 and all have expected settlement dates of January 23, 1998 (see "The Trust Fund"). The cost of the Securities to the Sponsor and the cost of the Securities to the Trust are the same; accordingly, the Sponsor's profit or (loss) on the deposit of Securities is $0.

(2) The percentage listed under this heading represents each Security's proportionate relationship of all stocks based on market value as of the date set forth above. Because the stocks included in each stock index and the value of such stocks may change from time to time, and because the Trust may not be able to duplicate the Index exactly, the percentages set forth above do not represent the actual weighting of each Security in the Trust portfolio on the Initial Date of Deposit or on any subsequent date. See "The Trust Portfolio."

Contents                               Page
--------                               ----
SUMMARY                                  2
ESSENTIAL INFORMATION                    5
THE TRUST FUND                           7
THE TRUST PORTFOLIO                      8
THE S&P 600 SMALLCAP INDEX               9
RISK FACTORS                            11
FEDERAL TAX STATUS                      13
PUBLIC OFFERING OF UNITS                15
 Public Offering Price                  15
 Public Distribution of Units           16
 Sponsor Profits                        18
MARKET FOR UNITS                        18
REDEMPTION                              18
 General                                18
 Computation of Redemption Price        19
RETIREMENT PLANS                        20
UNITHOLDERS                             20
 Ownership of Units                     20
 Distributions to Unitholders           21
 Distribution Reinvestment              21
 Statements to Unitholders              22
 Rights of Unitholders                  23
INVESTMENT SUPERVISION                  23
ADMINISTRATION OF THE TRUST             24
 The Trustee                            24
 The Sponsor                            25
 The Evaluator                          25
 Amendment and Termination              25
 Limitations on Liability               27
EXPENSES OF THE TRUST                   27
LEGAL OPINIONS                          29
INDEPENDENT AUDITORS                    29
REPORT OF INDEPENDENT AUDITORS          30
STATEMENTS OF CONDITION                 31
PORTFOLIO                               32
NOTES TO PORTFOLIO                      48

                           -------------------------

This Prospectus does not contain all of the information set forth in the registration statement and exhibits relating thereto, filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is made.

                           -------------------------

No person is authorized to give any information or to make any representations not contained in this Prospectus and any information or representation not contained herein must not be relied upon as having been authorized by the Trust, the Trustee, or the Sponsor. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                           -------------------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.

------------------

      RANSON
       UNIT
    INVESTMENT
      TRUSTS

------------------


                        -------------------

                               S&P 600
                              SMALLCAP
                            INDEX TRUST,
                              SERIES 1

                        -------------------


        PROSPECTUS JANUARY 21, 1998

                 CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

     The facing sheet
     The Cross-Reference sheets
     The Prospectus
     The Signatures
     The following exhibits.

1.1.    Trust Agreement (to be filed by amendment).

1.1.1.  Standard Terms and Conditions of Trust (to be filed by amendment).

2.1. Form of Certificate of Ownership (pages three and four of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1) (to be filed by amendment).

3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus (to be filed by amendment).

3.2. Opinion of counsel to the Sponsor as to the tax status of the securities being registered (to be filed by amendment).

4.1. Consent of Independent Certified Public Accountants (to be filed by amendment).

                             SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Ranson Unit Investment Trusts, Series 63 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 13th day of January, 1998.

                                  RANSON UNIT INVESTMENT TRUSTS, SERIES 63,
                                      Registrant


                                  By:  RANSON & ASSOCIATES, INC.,
                                      Depositor


                                  By:           ALEX R. MEITZNER
                                      ---------------------------------------
                                                Alex R. Meitzner

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on January 13, 1998 by the following persons, who constitute a majority of the Board of Directors of Ranson & Associates, Inc.



     SIGNATURE                   TITLE
---------------------       --------------------
DOUGLAS K. ROGERS           Executive Vice           )
---------------------       President and Director   )
Douglas K. Rogers

ALEX R. MEITZNER            Chairman of the Board    )
---------------------       of Directors             )
Alex R. Meitzner

ROBIN K. PINKERTON          President, Secretary,    )
---------------------       Treasurer and Director   )     ALEX R. MEITZNER
Robin K. Pinkerton                                     -----------------------
                                                           Alex R. Meitzner

------------------------------------------------------------------------------
An executed copy of each of the related powers of attorney was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of The Kansas Tax-Exempt Trust, Series 51 (File No. 33-46376) and Series 52 (File No. 33-47687) and the same are hereby incorporated herein by this reference.


                                 S-2